EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2010	2009	2008	2007	2006

Earnings (1)	$3,750	$569	$4,501	$4,990	$4,890
Plus: Interest expense	1,257	1,434	1,427	1,420	1,297
One-third of rental expense (2)	120	127	133	119	105
Adjusted Earnings	5,127	2,130	6,061	6,529	6,292

Fixed charges:
Interest expense (3)	1,257	1,434	1,427	1,420	1,297
Capitalized interest	26	25	27	15	10
One-third of rental expense (2)	120	127	133	119	105
Total fixed charges	$1,403	$1,586	$1,587	$1,554	$1,412

Ratio of earnings to fixed charges	3.7	1.3	3.8	4.2	4.5

(1) Consolidated profit before taxes

(2) Considered to be representative of interest factor in rental expense

(3) Does not include interest on income taxes and other non-third-party indebtedness